Exhibit 12.1
DISCOVER FINANCIAL SERVICES
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES AND COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES AND PREFERRED STOCK DIVIDENDS
(dollars in millions)

	For the Nine Months Ended September 30,		For the Calendar Year Ended December 31, 2013	For the Fiscal Years Ended November 30,
	2014	2013		2012	2011	2010	2009
Earnings:
Income from continuing operations before income tax expense	3,046	3,007	3,944	3,753	3,511	1,269	2,121
Losses from unconsolidated investees	19	13	18	12	5	4	3
Total earnings	3,065	3,020	3,962	3,765	3,516	1,273	2,124
Fixed charges:(1)
Total interest expense	832	873	1,146	1,331	1,485	1,583	1,251
Interest factor in rents	4	4	5	6	5	5	5
Total fixed charges	836	877	1,151	1,337	1,490	1,588	1,256
Combined fixed charges and preferred stock requirements:(1)
Total interest expense	832	873	1,146	1,331	1,485	1,583	1,251
Interest factor in rents	4	4	5	6	5	5	5
Preferred stock requirements	44	45	60	—	—	39	73
Total combined fixed charges and preferred stock requirements	880	922	1,211	1,337	1,490	1,627	1,329
Earnings from continuing operations before income tax expense and fixed charges	3,901	3,897	5,113	5,102	5,006	2,861	3,380
Earnings from continuing operations before income tax expense and combined fixed charges and preference dividends	3,945	3,942	5,173	5,102	5,006	2,900	3,453

Ratio of earnings to fixed charges	4.7	4.4	4.4	3.8	3.4	1.8	2.7
Ratio of earnings to combined fixed charges and preference dividends	4.5	4.3	4.3	3.8	3.4	1.8	2.6

(1)
Fixed charges are the sum of interest expensed, amortized premiums, discounts and capitalized expenses related to indebtedness, an estimate of interest within rental expense. Combined fixed charges and preferred stock requirements are the sum of interest expense, amortized premiums, discounts and capitalized expenses related to indebtedness, an estimate of interest within rental expense, and preference security dividend requirements.